UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       COLORADO WYOMING RESERVE COMPANY
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                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   628652109
                         ------------------------------
                                (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell,  Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management, LLC        370 17th Street, Suite 4700
      1801 Broadway, Suite 600                 Denver, Colorado  80202
          Denver, CO 80202                         (303) 892-9400
           (303) 296-1908

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 28, 1999
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628652109               SCHEDULE 13D                 Page 2 of 5 pages
         -----------                                               ---  ---
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   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Kim M. Fuerst
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

            00 - (See Items 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    2,612,500 (See Item 5.)
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   2,612,500 (See Item 5.)
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,612,500 (See Item 5.)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|


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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 25.4%, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 500,000 shares issuable upon exercise of stock options.
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  14      TYPE OF REPORTING PERSON*

            IN
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

Colorado Wyoming Reserve Company                               Page 3 of 5 Pages
Amendment No. 2 to SCHEDULE 13D                                    June 7, 19899



ITEM 1.   SECURITY AND ISSUER.

          Shares of Common Stock, par value $.01 per share (the "Shares") of:

          Colorado Wyoming Reserve Company
          c/o Trinity Petroleum Management Company, LLC
          1801 Broadway, Suite 600
          Denver, Colorado 80202
          (303) 296-7908

          The names and addresses of the principal executive officers of the Company are as follows:

        Name                       Title                     Address
        ----                       -----                     -------

Kim M. Fuerst                 President, Treasurer,     1801 Broadway, Ste 600
                              CEO & CFO                 Denver, CO 80202

Faisal Chaudhary              Secretary                 151 Toby Lane
                                                        Anaheim Hills, CA 92807


ITEM 2.   IDENTITY AND BACKGROUND.

   (a)    Kim M. Fuerst
   (b)    1801 Broadway, Suite 600, Denver, CO  80202
   (c)    President, Treasurer, CEO, CFO and Director of Issuer.
   (d) Mr. Fuerst has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Fuerst has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f)    United States citizenship.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On May 28, 1999, the Company accepted a subscription agreement from Mr. Fuerst for the purchase of 2,000,000 shares of Common Stock at a price of $.10 per share. Mr. Fuerst used private funds for the purchase price of $200,000.00.

Colorado Wyoming Reserve Company                               Page 4 of 5 Pages
Amendment No. 2 to SCHEDULE 13D                                     June 7, 1999



ITEM 4.   PURPOSE OF TRANSACTION.

      The purchase of 2,000,000 shares of Common Stock by Mr. Fuerst occurred in connection with a private equity offering by the Company which raised $706,000.00. The Company's private placement of 7,060,000 shares of its Common Stock was offered to qualified investors pursuant to an exemption from registration provided by Rule 504 of Regulation D of the Securities Exchange Act of 1934. The private placement was closed on May 28, 1999.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) Mr. Fuerst beneficially owns 2,612,500 Shares, which includes presently-exercisable incentive stock options to purchase 500,000 Shares. Mr. Fuerst's beneficial ownership represents approximately 25.4% of the Company's Shares. Mr. Fuerst has sole voting and dispositive power over such Shares.

   (c) Mr. Fuerst has not been involved in any Share transactions during the last sixty days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e) Mr. Fuerst continues to be the beneficial owner of more than 5% of the Company's Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Mr. Fuerst and any other person with respect to any securities of the Company other than the Incentive Stock Option Agreement described previously in Amendment No. 1.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

Colorado Wyoming Reserve Company                               Page 5 of 5 Pages
Amendment No. 2 to SCHEDULE 13D                                     June 7, 1999


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated June 7, 1999                  /s/ Kim M. Fuerst
                                    -------------------------------------------
                                    Kim M. Fuerst
                                    President, Treasurer, CEO, CFO and Director